                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                For the quarterly period ended September 30, 2001

                          -----------------------------
                            EuroTel Bratislava, a.s.
 (Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

                          -----------------------------


                                 Vajnorska 100/A
                                831 03 Bratislava
                                 Slovak Republic
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

INDEX

                                                                                                          Page
                                                                                                          ----
PART I - Financial Information .........................................................................   3

     ITEM 1. Financial Statements ......................................................................   3
          Consolidated Balance Sheets ..................................................................   3
          Consolidated Statements of Operations ........................................................   4
          Condensed Consolidated Statements of Cash Flows ..............................................   5
          Consolidated Statement of Changes in Shareholders' Equity ....................................   6
          Notes to the Condensed Consolidated Financial Statements .....................................   7

     ITEM 2. Management's Discussion and Analysis of Results of Operation and
     Financial Condition ...............................................................................   22

     ITEM 3. Quantitative and Qualitative Disclosures about Market Risk ................................   34

PART II - Other Information ............................................................................   36

     ITEM 1. Legal Proceedings .........................................................................   36
     ITEM 2. Changes in Securities and Use of Proceeds .................................................   36
     ITEM 3. Defaults upon Senior Securities ...........................................................   36
     ITEM 4. Submission of Matters to Vote of Security Holders .........................................   36
     ITEM 5. Other Information .........................................................................   36
     ITEM 6. Exhibits and Reports on Form 8-K ..........................................................   36

                            EuroTel Bratislava, a.s.

Part 1-      Financial Information

Item 1.      Condensed Consolidated Financial Statements

                           Consolidated Balance Sheets
                   (in thousands of Slovak Crowns) (unaudited)

                                                                                As of             As of
                                                                             December 31,      September 30,
                                                                             -------------     -------------
                                                                   Notes         2000              2001
                                                                             -------------     -------------
ASSETS

Non-current assets

Property and equipment .........................................                 5,144,356        5,226,341
Licenses .......................................................                   745,214          692,817
Deferred finance charges .......................................                   327,187                -
Deferred expenses ..............................................                    48,237           30,643
Deferred tax asset .............................................     2             223,715           15,615
                                                                             -------------     ------------
                                                                                 6,488,709        5,965,416
                                                                             -------------     ------------
Current assets

Inventories ....................................................     3             136,923          269,076
Receivables, prepayments and deferred expenses .................                   920,160        1,194,553
Current investments ............................................     4           3,559,842        3,291,346
Cash and cash equivalents ......................................                 1,483,765        1,427,049
                                                                             -------------     ------------
                                                                                 6,100,690        6,182,024
                                                                             -------------     ------------
Total assets ...................................................                12,589,399       12,147,440
                                                                             =============     ============

LIABILITIES AND EQUITY

Shareholders' equity

Share capital ..................................................                   938,735        3,734,735
Accumulated deficit ............................................                  (642,112)        (256,277)
                                                                             -------------     ------------
                                                                     5             296,623        3,478,458
                                                                             -------------     ------------
Non-current liabilities

Subordinated shareholder loans .................................                 3,058,929                -
Long term notes ................................................     6           7,699,300        6,918,612
Deferred revenues ..............................................                    48,237           30,643
                                                                             -------------     ------------
                                                                                10,806,466        6,949,255
                                                                             -------------     ------------
Current liabilities

Trade, other payables and deferred revenues ....................     7           1,265,111        1,674,477
Accrued interest - long term notes .............................                   221,199            2,250
Provisions .....................................................     8                   -           43,000
                                                                             -------------     ------------
                                                                                 1,486,310        1,719,727
                                                                             -------------     ------------
Total liabilities and equity ....................................               12,589,399       12,147,440
                                                                             =============     ============


The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                     Consolidated Statements of Operations
                  (in thousands of Slovak Crowns) (unaudited)






                                        Three months ended September 30,          Nine months ended September 30,
                                   ----------------------------------------  ---------------------------------------
                            Notes          2000                 2001                 2000                 2001
                                   -------------------  -------------------  -------------------  ------------------
                                        (restated)                                (restated)

Revenues                     9,11            1,565,784            2,071,740            4,266,790           5,709,861
Cost of sales and services  10,11             (579,703)            (942,165)          (1,693,855)         (2,463,489)
                                   -------------------  -------------------  -------------------  ------------------
Gross profit                                   986,081            1,129,575            2,572,935           3,246,372
Operating expenses                            (696,907)            (876,056)          (2,039,770)         (2,407,192)
                                   -------------------  -------------------  -------------------  ------------------
Operating profit                               289,174              253,519              533,165             839,180
Finance costs                12               (514,871)            (290,346)          (1,510,416)           (494,819)
                                   -------------------  -------------------  -------------------  ------------------
Income / (loss) before tax                    (225,697)             (36,827)            (977,251)            344,361
Income taxes                 13                 54,228                1,013              232,275            (145,206)
                                   -------------------  -------------------  -------------------  ------------------
Net income / (loss)                           (171,469)             (35,814)            (744,976)            199,155
                                   ===================  ===================  ===================  ==================



The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
                 Condensed Consolidated Statements of Cash Flows
                  (in thousands of Slovak Crowns) (unaudited)






                                                                                             Nine months ended September 30,
                                                                                             ------------------------------
                                                                                                  2000          2001
                                                                                               ----------    ----------
Cash flows from operations .................................................................    1,460,021     1,871,800

Interest paid ..............................................................................     (578,134)     (858,623)
Interest received ..........................................................................       99,244       170,037
Income tax paid ............................................................................      (22,859)      (10,982)
                                                                                               ----------    ----------
Net cash flows from operating activities ...................................................      958,272     1,172,232
                                                                                               ----------    ----------

Cash flows from investing activities

Purchase of property and equipment .........................................................     (421,349)   (1,016,755)
Purchase of current investments ............................................................   (3,019,264)   (3,720,570)
Proceeds from disposal of property and equipment ...........................................        1,901           124
Proceeds from disposal of current investments ..............................................      442,096     3,968,655
                                                                                               ----------    ----------
Net cash used in investing activities ......................................................   (2,996,616)     (768,546)
                                                                                               ----------    ----------

Cash flows from financing activities

Proceeds from borrowings - third parties ...................................................    7,284,770            --
Proceeds from shareholder loans ............................................................      615,962            --
Repayment of borrowings - third parties ....................................................   (4,083,375)           --
Repurchase of long term notes ..............................................................           --      (460,402)
Payment of deferred finance charges ........................................................     (306,343)           --
                                                                                               ----------    ----------
Net cash flows from financing activities ...................................................    3,511,014      (460,402)
                                                                                               ----------    ----------


Net (decrease) / increase  in cash and cash equivalents ....................................    1,472,670       (56,716)
                                                                                               ----------    ----------

Cash and cash equivalents at beginning of period ...........................................      503,741     1,483,765
                                                                                               ----------    ----------

Cash and cash equivalents at end of period .................................................    1,976,411     1,427,049
                                                                                               ==========    ==========


The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
           Consolidated Statement of Changes in Shareholders' Equity
                  (in thousands of Slovak Crowns) (unaudited)







                                                                                        Retained
                                                                                        Earnings /
                                                 Ordinary   Share        Preferred     (Accumulated
                                                  Shares    Premium        Shares        deficit)       Total
                                                 --------- ---------     ---------      ---------     ---------

Balance as of December 31, 1999 .............      765,470     1,035       172,230        (75,434)      863,301
                                                 --------- ---------     ---------      ---------     ---------

Net loss for the nine months ended
 September 30, 2000 .........................            -         -             -       (744,976)     (744,976)
                                                 --------- ---------     ---------      ---------     ---------
Balance as of September 30, 2000 ............      765,470     1,035       172,230       (820,410)      118,325
                                                 ========= =========     =========      =========     =========


Balance as of December 31, 2000 .............      765,470     1,035       172,230       (642,112)      296,623
                                                 ========= =========     =========      =========     =========

Capitalization of shareholder loans (See
 Note 5) ....................................    2,796,000         -             -              -     2,796,000

Adjustment related to statutory tax foreign
 exchange losses on retired shareholder loans
 (See Note 5) ...............................            -         -             -        186,680       186,680
Net income for the nine months ended
 September 30, 2001 .........................            -         -             -        199,155       199,155
                                                 --------- ---------     ---------      ---------     ---------
Balance as of September 30, 2001 ............    3,561,470     1,035       172,230       (256,277)    3,478,458
                                                 ========= =========     =========      =========     =========




The accompanying notes form an integral part of these consolidated financial statements.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)





1.       Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards ("IAS"). The financial information contained in these financial statements is unaudited. The financial statements do not form the statutory accounts of EuroTel Bratislava, a.s. ("EuroTel"), which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel's consolidated financial position as of September 30, 2001, and the results of operations and cash flows for the three months and nine months ended September 30, 2001 and September 30, 2000. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel's financial statements as of December 31, 2000 and 1999 and for each of the years then ended. The results of operations for the three months and nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

Deferred Finance Charges

During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. As of September 30, 2001, the deferred finance charges of Sk281,988 are not reported as a separate asset in the balance sheet and are offsetting the long term notes liability. There is no impact on earnings or equity associated with this adjustment. The charges incurred in obtaining financing were deferred and amortized to expense over the debt service period using the effective interest method.

Provisions

Provisions are recognized when EuroTel has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The present value of future payments for surplus properties under non-cancellable operating leases is recognized as a liability, net of sublease revenue, in the period in which it is determined that the leased property will be of no future benefit to EuroTel.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)





2.       Deferred Taxes

                                                                                     As of            As of
                                                                                  December 31,     September 30,
                                                                                  ----------       ----------
                                                                                     2000              2001
                                                                                  ----------       ----------
Temporary differences arising from accelerated tax depreciation .................   (493,198)        (650,956)
Unrealized foreign exchange losses ..............................................    273,130          101,347
Accrued interest ................................................................    121,626              659
Deferred revenues ...............................................................     42,919           26,719
Deferred expenses ...............................................................    (42,919)         (26,719)
Other accruals ..................................................................     24,312           45,432
Premium on long term notes repurchase and write-off of deferred finance charges .          -           11,911
Tax losses carried forward ......................................................    297,845          507,222
                                                                                  ----------       ----------
Deferred tax asset ..............................................................    223,715           15,615
                                                                                  ==========       ==========

The deferred tax asset relating to the tax loss carryforwards has been recognized on the basis of estimated future taxable profits within the relevant tax jurisdiction.

                                                                                     As of            As of
                                                                                  December 31,     September 30,
                                                                                  ------------     -------------
                                                                                      2000             2001
                                                                                  ------------     -------------
Deferred tax asset / (liability) at the beginning of the period .................    (44,942)         223,715
Deferred tax credited / (charged) to income .....................................    268,657         (131,851)
Deferred tax credited / (charged) to equity .....................................          -          (76,249)
                                                                                   ---------        ---------
Deferred tax asset at the end of the period .....................................    223,715           15,615
                                                                                   =========        =========


3.       Inventories

                                                                                   As of              As of
                                                                                December 31,       September 30,
                                                                                ------------       -------------
                                                                                    2000              2001
                                                                                ------------       -------------
Mobile
Mobile phones and accessories ...................................................   98,166           232,277
SIM cards .......................................................................   36,038            32,301
                                                                                   134,204           264,578
                                                                                ----------         ---------
MDNS
MDNS inventory ..................................................................    2,719             4,498
                                                                                ----------         ---------
                                                                                   136,923           269,076
                                                                                ==========         =========


EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk85,665 are carried at net realizable value (Sk50,658 as of December 31, 2000). Inventories are shown net of allowances of Sk33,711 and Sk17,553 as of December 31, 2000 and September 30, 2001, respectively

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



4.       Current Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from one to ten months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 3.76% to 4.57%. As of December 31, 2000 and as of September 30, 2001 the fair value of the securities was substantially the same as their carrying value.

                                                                                As of              As of
                                                                            December 31,       September 30,
                                                                         -----------------  -----------------
                                                                                2000               2001
                                                                         -----------------  -----------------
Opening net book amount ................................................                 -          3,559,842
Additions ..............................................................         4,329,302          3,720,570
Disposals ..............................................................          (881,240)        (3,968,655)
Amortization of discount ...............................................             8,841             11,131
Foreign exchange differences ...........................................           102,939            (31,542)
                                                                         -----------------  -----------------
Closing net book amount ................................................         3,559,842          3,291,346
                                                                         =================  =================


5.       Shareholders' Equity

Upon formation of EuroTel, two classes of shares were issued, ordinary shares and preferred shares.

On December 17, 1999, EuroTel's shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovak Telecom ("ST") and Atlantic West B.V. ("AWBV") respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On March 22, 2001, EuroTel's shareholders approved an increase in ordinary share capital by capitalizing shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929. As a result, the total number of ordinary shares authorized, issued and outstanding at September 30, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to an increase in equity of Sk186,680 (net of taxes of Sk76,249).

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend, as and when declared. Share premiums represent the excess of each owner's total initial capital contribution over their proportionate contribution to EuroTel's registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied (see Note 6).

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




6.       Long Term Notes

                                                                                     As of             As of
                                                                                  December 31,      September 30,
                                                                                     2000               2001
                                                                                 -------------    -------------
  Long term notes ...........................................................        7,699,300        7,200,600
  Less: deferred finance charges ............................................                -         (281,988)
                                                                                 -------------    -------------
                                                                                     7,699,300        6,918,612
                                                                                 =============    =============

On March 23, 2000 EuroTel issued through Slovak Wireless Finance Company B.V. ("SWFC"), a wholly owned subsidiary, 11 1/4% Series A Senior Guaranteed Notes ("Series A Notes"). The Series A Notes were issued in an aggregate principal amount of Euro175 million. On August 18, 2000, the United States Securities and Exchange Commission ("SEC") declared effective a registration statement filed by EuroTel and SWFC. Pursuant to that registration statement, SWFC offered to exchange new 11.25% Series B Senior Guaranteed Notes ("Series B Notes") due 2007 for all outstanding Series A Notes that SWFC issued on March 23, 2000. In aggregate, Euro172.2 million of Series A Notes have been exchanged for an equivalent amount of Series B Notes to date. The Series B Notes are substantially identical in terms to the Series A Notes, except that the Series B Notes are registered with the SEC. There are currently Euro2.8 million of Series A Notes still outstanding.

The Series A and B Notes will mature on March 30, 2007, and SWFC will be required to repay the Series A and B Notes on that date at 100% of the principal amount. The obligations of SWFC under the Series A and B Notes are fully and unconditionally guaranteed by EuroTel. Interest is payable semiannually in arrears on March 30 and September 30 of each year commencing on September 30, 2000. The fair value of the notes at December 31, 2000 and September 30, 2001 was Sk7,352,832 and Sk7,416,618 respectively.

The covenants that govern the Series A and B Notes include a Debt to Earnings before interest, tax, depreciation and amortization ("EBITDA") ratio, excluding subordinated shareholder loans. The maximum permitted debt under this ratio is limited to 6:1 up to March 23, 2002 and 5:1 thereafter until maturity of the Series A and B Notes. Debt incurred in respect of certain capital expenditures and other permitted debt is excluded from this calculation.

There are restrictions on payment of dividends or distributions other than those paid in compliance with the Series A and B Notes, on purchase, repurchase, redemption, acquisition or retirement for value of any capital stock and subordinated obligations and on any principal or interest payments on the subordinated shareholder loans. The restricted payments test includes reference to EBITDA from the issue date to the end of EuroTel's most recent fiscal quarter less the product of 1.75 and the consolidated interest expense for such period.

During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. As of September 30, 2001, the deferred finance charges of Sk281,988 are not reported as a separate asset in the balance sheet and are offsetting the long term notes liability. There is no impact on earnings or equity associated with this adjustment. The charges incurred in obtaining financing were deferred and amortized to expense over the debt service period using the effective interest method.

In September 2001, EuroTel repurchased Euro10 million of the long term notes in a series of open-market transactions. In accordance with IAS 39, related liability was derecognized in EuroTel's consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. An amount of Sk29,160 (net of deferred tax of Sk11,911, see Note 2), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk24,002 and unamortized deferred finance charges related to repurchased notes of Sk17,069, was charged to income (see Note 12). In October 2001, EuroTel repurchased an additional Euro5 million of the long term notes (see Note 18).

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




7.       Trade, Other Payables and Deferred Revenues

                                                                                   As of            As of
                                                                                December 31,     September 30,
                                                                                ------------     ------------
                                                                                   2000             2001
                                                                                ------------     ------------
Domestic trade payables ......................................................       281,489          272,570
Foreign trade payables .......................................................       256,799          101,053
Amounts due to related parties
   ST ........................................................................        32,549           29,668
   AWBV ......................................................................         8,575           19,891
   Other related parties .....................................................             -            1,335
Amounts due to employees .....................................................        18,249           20,969
VAT payable ..................................................................        27,527           14,886
Taxation and social security .................................................        15,208           20,177
Deferred revenues ............................................................       287,050          318,035
Fixed asset accruals .........................................................       102,850          384,832
Other accruals ...............................................................       234,815          491,061
                                                                                ------------     ------------
 .............................................................................     1,265,111        1,674,477
                                                                                ============     ============


8.       Provisions

                                                                                  As of            As of
                                                                                December 31,     September 30,
                                                                                ------------     ------------
                                                                                   2000             2001
                                                                                ------------     ------------
Provisions for surplus leased properties
Opening balance ..............................................................             -                -
Provisions created in the period .............................................             -           43,000
                                                                                ------------     ------------
Closing balance ..............................................................             -           43,000
                                                                                ============     ============


During the period, EuroTel moved into new office space rented under an operating lease contract. As a result certain properties previously occupied by EuroTel rented under non-cancellable operating leases were vacated. A provision of Sk43,000 has been recognized for expected future payments for such surplus properties, net of sub-leasing revenue.

9.       Revenues

                                                          Three months ended               Nine months ended
                                                             September 30,                    September 30,
                                                       -------------------------      -------------------------
                                                           2000           2001           2000            2001
                                                        (restated)                    (restated)
                                                       ----------     ----------      ----------     ----------
Mobile service revenues .............................   1,276,218      1,696,079       3,476,455      4,676,050

Mobile equipment and other sales (a)

  Mobile equipment sales ............................      92,378        206,813         212,881        485,766
  Other revenues (a) ................................      72,990         53,575         248,353        201,117
                                                       ----------     ----------      ----------     ----------
                                                          165,368        260,388         461,234        686,883
                                                       ----------     ----------      ----------     ----------

Managed data network services ("MDNS")

  MDNS service revenues .............................     119,579        114,723         321,498        344,889
  MDNS equipment revenues ...........................       4,619            550           7,603          2,039
                                                       ----------     ----------      ----------     ----------
                                                          124,198        115,273         329,101        346,928
                                                       ----------     ----------      ----------     ----------
                                                        1,565,784      2,071,740       4,266,790      5,709,861
                                                       ==========     ==========      ==========     ==========

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



9.       Revenues (continued)

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

                                                       Three months ended            Nine months ended
                                                         September 30,                 September 30,
                                                  --------------------------     --------------------------
                                                       2000         2001            2000            2001
                                                   (restated)                    (restated)
                                                  -----------    -----------     -----------    -----------
Service revenues (a) ...........................    1,468,787      1,864,377       4,046,306      5,222,056
                                                  ===========    ===========     ===========    ===========

(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
     Note 11.

10.      Cost of Sales and Services

                                                          Three months ended               Nine months ended
                                                             September 30,                   September 30,
                                                       -------------------------       ------------------------
                                                          2000            2001            2000            2001
                                                       (restated)                      (restated)
                                                       ---------       ---------       ---------      ---------
Mobile service cost of sales
  Interconnect .....................................     180,830         267,142         502,336        721,463
  Roaming ..........................................      85,154          93,579         193,572        222,510
  Leased circuits ..................................      51,783          54,315         170,095        168,806
  Other costs ......................................      15,685          38,760          46,085         89,454
                                                       ---------       ---------       ---------      ---------
                                                         333,452         453,796         912,088      1,202,233
                                                       ---------       ---------       ---------      ---------

Mobile equipment and service commissions

  Equipment, SIM cards, accessories and spare
   parts (a) .......................................     175,144         412,793         562,065      1,035,758
  Service commissions (a) ..........................      29,759          38,500         106,023        114,146
                                                       ---------       ---------       ---------      ---------
                                                         204,903         451,293         668,088      1,149,904
                                                       ---------       ---------       ---------      ---------

Managed data network services cost of sales

  MDNS service cost of sales .......................      38,329          36,590         108,088        110,216
  MDNS equipment cost of sales .....................       3,019             486           5,591          1,136
                                                       ---------       ---------       ---------      ---------
                                                          41,348          37,076         113,679        111,352
                                                       ---------       ---------       ---------      ---------

                                                         579,703         942,165       1,693,855      2,463,489
                                                       =========       =========       =========      =========

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




10.      Cost of Sales and Services (continued)

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

                                                          Three months ended               Nine months ended
                                                             September 30,                   September 30,
                                                      ----------------------------      -------------------------
                                                         2000             2001             2000           2001
                                                      (restated)                        (restated)
                                                      ----------        ----------      ----------     ----------
Cost of services (a) ...............................     401,540           528,886       1,126,199      1,426,595
                                                      ==========        ==========      ==========     ==========


(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in
    Note 11.

11.     Activation Revenues and Activation Costs - Change in Accounting Policy

During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. The effect of the change in accounting policy is as follows:


                                                  Three months ended                  Nine months ended
                                                     September 30,                      September 30,
                                          ---------------------------------  ----------------------------------
Effect on revenues and costs of sales            2000             2001             2000              2001
                                          ----------------   --------------  ---------------   ----------------
Increase in revenue from mobile equipment
  and other sales .......................           18,445           15,163           54,057             55,863

(Increase) / decrease in cost of sales of
  equipment, SIM cards, accessories and
  spare parts ...........................           (2,270)            (838)          (1,862)            (6,263)

(Increase) / decrease in service
  commissions ...........................          (16,175)         (14,325)         (52,195)           (49,600)
                                          ----------------   --------------  ---------------   ----------------

Net effect on income ....................                -                -                -                  -
                                          ================   ==============  ===============   ================

                                                                                    As of             As of
                                                                                December 31,      September 30,
                                                                             -----------------  ---------------
Effect on assets and liabilities                                                    2000              2001
                                                                             -----------------  ---------------

Increase in deferred expenses (non-current) ................................            48,237           30,643
Increase in deferred expenses (current) ....................................            99,759           61,490
Increase in deferred revenues (non-current) ................................            48,237           30,643
Increase in deferred revenues (current) ....................................            99,759           61,490

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




12.      Finance Costs

                                                  Three months ended                 Nine months ended
                                                     September 30,                     September 30,
                                          --------------------------------  --------------------------------
                                                 2000            2001             2000             2001
                                          ----------------  --------------  ---------------  ---------------
 Write-off  of  deferred  finance  charges
   and Prepayment penalties (a), (b) .........           -          17,069          333,625           17,069
 Premium on  repurchase of long term notes
   (b) .......................................           -          24,002                -           24,002
 Interest expense on borrowings ..............     318,009         221,598          779,096          639,780
 Arrangement fees and other finance costs,
   net .......................................       8,053           9,735           26,726           30,331
 Capitalized interest (c) ....................      (3,604)         (3,574)         (12,698)          (7,545)
 Interest income .............................     (58,492)        (60,004)        (113,490)        (173,852)
 Foreign exchange losses / (gains) ...........     250,905          81,520          497,157          (34,966)
                                          ----------------  --------------  ---------------  ---------------

                                                   514,871         290,346        1,510,416          494,819
                                          ================  ==============  ===============  ===============

(a) The write-off of deferred finance charges and prepayment penalties in the nine months ended September 30, 2000 related to the early extinguishment of the Syndicated and International Finance Corporation loans which were repaid with the proceeds from the issuance of long term notes (see Note 6). The write-off of the deferred finance charges and prepayment penalties amounted to Sk189,730 and Sk143,895 respectively.

(b) The write-off of Sk17,069 of unamortized deferred finance charges in the three months and nine months ended September 30, 2001 related to the repurchase of Euro10 million of long term notes (see Note 6) in a series of open-market transactions. Premium of Sk24,002 paid over the face value of repurchased notes was also charged to income. Deferred tax of Sk11,911 was recognized with respect to the above charges (see Note 6).

(c) Capitalization rates used to determine capitalized interest were as follows:


                                                  Three months ended                 Nine months ended
                                                     September 30,                     September 30,
                                          ---------------------------------  --------------------------------
                                                2000              2001            2000             2001
                                          ---------------   ---------------  --------------   ---------------
 Capitalization rates ..................             10.6%             8.4%            10.6%             8.1%
                                          ===============   ===============  ==============   ===============

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




13.      Income Taxes

A reconciliation between the reported income tax charge / (credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

                                                  Three months ended                 Nine months ended
                                                     September 30,                     September 30,
                                           --------------------------------  --------------------------------
                                                 2000             2001             2000             2001
                                           ---------------  ---------------  ---------------  ---------------
 Income / (loss) before tax ............          (225,697)         (36,827)        (977,251)         344,361
                                           ===============  ===============  ===============  ===============

 Income tax at 29% .....................           (65,452)         (10,680)        (283,403)          99,865
 Nondeductible provision for doubtful
 accounts (a) ..........................             6,420           (3,185)          28,339            8,293
 Nondeductible provision for inventory .            (2,804)             802           (4,565)          (4,686)
 Increase in valuation allowance .......                 -                -           15,103                -
 Forgiven interest on shareholder loans                  -                -                -           18,280
 Other, net ............................            (6,514)           8,942           (1,871)          10,099
                                           ---------------  ---------------  ---------------  ---------------
                                                   (68,350)          (4,121)        (246,397)         131,851
                                           ---------------  ---------------  ---------------  ---------------
 Income tax expense for the period
 The tax charge for the period comprises:
    Deferred tax charge / (credit) (b)..           (68,350)          (4,121)        (246,397)         131,851
    Tax charge in respect of current and
     prior periods ....................                  -                -                -            4,990
    Withholding tax charged to income ..            14,122            3,108           14,122            8,365
                                           ---------------  ---------------  ---------------  ---------------
                                                   (54,228)          (1,013)        (232,275)         145,206
                                           ===============  ===============  ===============  ===============

(a) Uncollectible receivables are tax non-deductible until certain statutory collection requirements are complied with.
(b) The deferred tax credit is the result of unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on shareholder loans and interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.


14.      Capital Commitments

EuroTel had the following contractual capital commitments:

                                                                               As of               As of
                                                                            December 31,        September 30,
                                                                          ----------------    ---------------
                                                                                2000                2001
                                                                          ----------------    ---------------
Capital expenditures that have been contracted for but have not
been provided for in the financial statements ........................            658,069            816,814
                                                                          ================    ===============


These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




15.       Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to ST. EuroTel has certain lease agreements with ST. Related party transactions with AWBV and Deutsche Telekom ("DT") constitute management fees paid for consulting services and payments for seconded employees. In addition, EuroTel had outstanding long term borrowings from its shareholders. On March 22, 2001, EuroTel's shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 5). EuroTel also purchases and sells in the normal course of business telecommunications services from the following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel's shareholders: Eurotel Praha and Radiomobil in the Czech Republic, DeTeMobil in Germany, Max.mobil in Austria, Westel 900 in Hungary, Omnitel in Italy and PTC in Poland.

EuroTel's transactions with the aforementioned related parties, all of which were undertaken on an arms length basis, were as follows:

                                                     Three months ended                Nine months ended
                                                        September 30,                    September 30,
                                              -------------------------------    ------------------------------
                                                  2000             2001              2000             2001
                                              -------------     -------------    -------------    -------------
Sales to ST ..................................      204,500           247,969          575,452          735,767
Purchases from ST ............................       64,653           187,810          513,864          548,021
Lease expense paid to ST .....................        9,723            10,056           27,870           30,926
Sales to Eurotel Praha .......................       18,801            33,099           53,037           65,291
Purchases from Eurotel Praha .................        8,467             8,042           25,109           24,826
Sales to other related parties ...............       23,316            32,044           66,520           77,670
Purchases from other related parties .........       13,634            14,310           37,658           38,792
Management fees paid to AWBV .................        5,962             7,732           24,858           18,748
Management fees paid to DT ...................            -             1,335                -            1,335
Directors and management fees ................        3,484             4,333           10,514           13,637



16.      Contingencies

Litigation

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of EuroTel's legal proceedings will have a material adverse effect on its financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

Concentration of Risk

EuroTel faces foreign exchange risk as its revenues are denominated in Slovak Crowns, while most of its debt and a significant portion of capital expenditures are denominated in other currencies. These include payments for GSM network equipment and for mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that EuroTel is unable to offset through price adjustments will require the use of a larger portion of revenues for capital expenditures and for debt service. This would cause an adverse effect on EuroTel's financial position and results of operations. EuroTel has not engaged in any hedging activities.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising EuroTel's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. EuroTel maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




17.      Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to mobile plant and equipment and managed data network services equipment. Assets attributable to segments include mobile plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel's segment financial information was as follows:

                                                    Mobile             Managed
                                                Communications      Data Network
                                                   Services           Services        Unallocated         Total
                                                  (restated)                                            (restated)
                                                 -------------      -------------    -------------    -------------
Three months ended September 30, 2000

Revenues (a) ..................................      1,441,586            124,198                -        1,565,784
Cost of sales and services (a) ................       (538,355)           (41,348)               -         (579,703)
                                                 -------------      -------------    -------------    -------------
Gross profit ..................................        903,231             82,850                -          986,081

Operating expenses ............................       (234,455)           (12,884)        (449,568)        (696,907)
                                                 -------------      -------------    -------------    -------------
Operating profit ..............................        668,776             69,966         (449,568)         289,174

Finance costs .................................              -                  -         (514,871)        (514,871)
                                                 -------------      -------------    -------------    -------------
Income / (loss) before tax ....................        668,776             69,966         (964,439)        (225,697)

Income taxes ..................................              -                  -           54,228           54,228
                                                 -------------      -------------    -------------    -------------
Net income / (loss) ...........................        668,776             69,966         (910,211)        (171,469)
                                                 =============      =============    =============    =============

Depreciation ..................................       (216,921)           (12,412)         (84,438)        (313,771)

Amortization ..................................        (17,534)              (472)               -          (18,006)

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



17.      Segment Information (continued)

                                                    Mobile             Managed
                                                Communications      Data Network
                                                   Services           Services         Unallocated       Total
                                                --------------     --------------    --------------   ------------
Three months ended September 30, 2001

Revenues ...................................         1,956,467            115,273                 -      2,071,740
Cost of sales and services .................          (905,089)           (37,076)                -       (942,165)
                                                --------------     --------------    --------------   ------------
Gross profit ...............................         1,051,378             78,197                 -      1,129,575

Operating expenses .........................          (268,753)           (13,013)         (594,290)      (876,056)
                                                --------------     --------------    --------------   ------------
Operating profit ...........................           782,625             65,184          (594,290)       253,519

Finance costs ..............................                 -                  -          (290,346)      (290,346)
                                                --------------     --------------    --------------   ------------
Income / (loss) before tax .................           782,625             65,184          (884,636)       (36,827)

Income taxes ...............................                 -                  -             1,013          1,013
                                                --------------     --------------    --------------   ------------
Net income / (loss) ........................           782,625             65,184          (883,623)       (35,814)
                                                ==============     ==============    ==============   ============

Depreciation ...............................          (251,315)           (12,986)          (78,884)      (343,185)

Amortization ................................          (17,438)               (27)                -        (17,465)

                                                    Mobile             Managed
                                                Communications       Data Network
                                                   Services            Services         Unallocated        Total
                                                  (restated)                                            (restated)
                                                --------------      --------------    --------------   ------------
Nine months ended September 30, 2000

Revenues (a) ...............................         3,937,689             329,101                 -      4,266,790
Cost of sales and services (a) .............        (1,580,176)           (113,679)                -     (1,693,855)
                                                --------------      --------------    --------------   ------------
Gross profit ...............................         2,357,513             215,422                 -      2,572,935

Operating expenses .........................          (668,434)            (39,994)       (1,331,342)    (2,039,770)
                                                --------------      --------------    --------------   ------------
Operating profit ...........................         1,689,079             175,428        (1,331,342)       533,165

Finance costs ..............................                 -                   -        (1,510,416)    (1,510,416)
                                                --------------      --------------    --------------   ------------
Income / (loss) before tax .................         1,689,079             175,428        (2,841,758)      (977,251)

Income taxes ...............................                 -                   -           232,275        232,275
                                                --------------      --------------    --------------   ------------
Net income / (loss) ........................         1,689,079             175,428        (2,609,483)      (744,976)
                                                ==============      ==============    ==============   ============

Depreciation ...............................          (615,583)            (36,855)         (269,672)      (922,110)

Amortization ...............................           (52,851)             (3,139)                -        (55,990)

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)



17.      Segment Information (continued)

                                                    Mobile              Managed
                                                Communications       Data Network
                                                   Services            Services         Unallocated        Total
                                                --------------      --------------   --------------  --------------
Nine months ended September 30, 2001

Revenues ....................................        5,362,933             346,928                -       5,709,861
Cost of sales and services ..................       (2,352,137)           (111,352)               -      (2,463,489)
                                                --------------      --------------   --------------  --------------
Gross profit ................................        3,010,796             235,576                -       3,246,372

Operating expenses ..........................         (776,917)            (39,764)      (1,590,511)     (2,407,192)
                                                --------------      --------------   --------------  --------------
Operating profit ............................        2,233,879             195,812       (1,590,511)        839,180

Finance costs ...............................                -                   -         (494,819)       (494,819)
                                                --------------      --------------   --------------  --------------
Income / (loss) before tax ..................        2,233,879             195,812       (2,085,330)        344,361

Income taxes ................................                -                   -         (145,206)       (145,206)
                                                --------------      --------------   --------------  --------------
Net income / (loss) .........................        2,233,879             195,812       (2,230,536)        199,155
                                                ==============      ==============   ==============  ==============

Depreciation ................................         (724,646)            (39,638)        (272,257)     (1,036,541)

Amortization ................................          (52,271)               (126)               -         (52,397)



                                                    Mobile              Managed
                                                Communications        Data Network
                                                    Services            Services       Unallocated        Total
                                                --------------      --------------   --------------    ------------
As of December 31, 2000

Total assets ................................        5,784,203             337,449        6,467,747      12,589,399
                                                ==============      ==============   ==============    ============
Total liabilities ...........................          950,628              69,309       11,272,839      12,292,776
                                                ==============      ==============   ==============    ============
Capital expenditure .........................          619,913              51,024          296,106         967,043
                                                ==============      ==============   ==============    ============



As of September 30, 2001
Total assets ................................        5,962,731             319,746        5,864,963      12,147,440
                                                ==============      ==============   ==============    ============

Total liabilities ...........................        1,337,479              57,618        7,273,885       8,668,982
                                                ==============      ==============   ==============    ============

Capital expenditure .........................          875,629              37,041          206,811       1,119,481
                                                ==============      ==============   ==============    ============



(a) During 2000, EuroTel changed its accounting policy with respect to the treatment of activation revenues and activation costs. This change in accounting policy has been accounted for retrospectively and the effect of the change is set out in Note 11.

18.      Subsequent Events

In October 2001, EuroTel repurchased Euro5 million of the long term notes (see
Note 6) in a series of open-market transactions for a net consideration of Sk226,346 including a premium of Sk8,706 over the face value which will be charged to income in the three months ended December 31, 2001. The transactions will result in a write-off of deferred finance charges of Sk8,545 in the three months ended December 31, 2001. The transactions were not recognized in these financial statements.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)




19.      Reconciliation to United States Generally Accepted Accounting
         Principles

EuroTel's financial statements are prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net loss for the three months and nine months ended September 30, 2000 and consolidated net income for the three months and nine months ended September 30, 2001.

                                                         Three months ended              Nine months ended
                                                            September 30,                  September 30,
                                                     --------------------------     --------------------------
                                                         2000           2001           2000            2001
                                                     -----------    -----------     -----------    -----------
Reconciliation of net income / (loss)

Net income / (loss) reported under IAS ...........      (171,469)       (35,814)       (744,976)       199,155

U.S. GAAP adjustments:
     - shareholders pushdown (a) .................          (645)          (706)         (1,935)        (2,118)
     - extraordinary loss  (b) ...................             -         29,160         236,874         29,160
                                                     -----------    -----------     -----------    -----------

Presentation of net income / (loss) under U.S.
GAAP before extraordinary items ..................      (172,114)        (7,360)       (510,037)       226,197
                                                     -----------    -----------     -----------    -----------

Presentation of net income / (loss) under U.S.
GAAP after extraordinary items ...................      (172,114)       (36,520)       (746,911)       197,037
                                                     ===========    ===========     ===========    ===========

There are no differences between shareholders' equity reported under IAS and U.S. GAAP.

(a)      Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)      Extraordinary Item

In March 2000, EuroTel repaid the Syndicated and International Finance Corporation loans with the proceeds from the issuance of long term notes (see
Note 6). An amount of Sk236,874 (net of tax of Sk96,751), comprising unamortized deferred finance charges of Sk189,730 and prepayment penalties of Sk143,895, was charged to income.

In September 2001, EuroTel repurchased Euro10 million of the long term notes in a series of open-market transactions. An amount of Sk29,160 (net of deferred tax of Sk11,911, see Note 2), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk24,002 and unamortized deferred finance charges related to repurchased notes of Sk17,069, was charged to income (see Note 12).

Under IAS, the above amounts were classified as finance costs and a tax credit. Under U.S. GAAP, EuroTel is required to recognize the early extinguishment of debt as an extraordinary item and report its effect net of tax and after income from continuing operations.

                            EuroTel Bratislava, a.s.
              Notes to Condensed Consolidated Financial Statements
                  (in thousands of Slovak Crowns) (unaudited)





19. Reconciliation to United States Generally Accepted Accounting Principles (continued)


(c)      Change in Accounting Policy

Until 2000, under IAS and U.S. GAAP, direct activation costs (SIM cards and sales commissions) were charged to income at the time of activation. In the fourth quarter of 2000, in accordance with IAS and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101") management elected to defer direct activation costs over the estimated customer relationship period. This change was enacted to achieve a better allocation of these revenues and costs to the periods they relate to. EuroTel has restated its comparative historical financial statements to reflect the retroactive application of this policy.

Under U.S. GAAP this change is reported in accordance with Statement of Financial Accounting Standards No. 3 ("FAS 3"). As a result of the adoption of this new policy net loss reported under U.S. GAAP for the three months and nine months ended September 30, 2000 increased by Sk13,095 (net of tax of Sk5,350) and Sk38,380 (net of tax of Sk15,677) respectively.

(d)      Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. "Reporting Comprehensive Income" ("FAS 130") which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

(e)      Operating Loss Carryforwards

U.S. GAAP requires disclosure of the amounts and expiration dates of net operating loss carryforwards. Under Slovak Tax Law a company may accumulate tax losses for carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. As of September 30, 2001 EuroTel had approximately Sk1,749,042 of tax loss carryforwards accumulated over the years ended December 31, 1999 and 2000, and nine months ended September 30, 2001.

(f)      Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, "Interest on Receivables and Payables", deferred finance charges must be reported as a separate asset in the balance sheet. The "Long term notes" balance and "Deferred finance charges" balance at September 30, 2001 were Sk7,200,600 and Sk281,988, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder's equity reported under U.S. GAAP.

                            EuroTel Bratislava, a.s.

Part 1 -     Financial Information

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition


The following discussion should be read together with our Financial statements, including the accompanying notes, beginning on page 3. The financial statements and the accompanying notes have been prepared in accordance with IAS, which differs in certain respects from U.S. GAAP. For a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income from IAS to U.S. GAAP, see Note 19 of our Financial statements. You should read the statements under "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" for information about the presentation of our forward-looking information.

Overview

     We are a leading telecommunications company in the Slovak Republic offering mobile telecommunications and managed data network services. We are one of two mobile providers licensed to offer nationwide GSM mobile telecommunications services and we are the sole provider of analog NMT services. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of September 30, 2001, we had 803,638 mobile customers, and 3,113 managed data network customers, consisting primarily of subscribers to our X.25 and frame relay services. For the three months ended September 30, 2001, we generated revenues of Sk2,071.8 million, cash flows from operating activities of Sk260.3 million, EBITDA of Sk614.1 million and net loss of Sk35.8 million. For the nine months ended September 30, 2001, we generated revenues of Sk5,709.9 million, cash flows from operating activities of Sk1,172.2 million, EBITDA of Sk1,928.1 million and net income of Sk199.2 million.

     The following table sets forth certain information about our network:

                                                                                 As of September 30,
                                                                       --------------------------------------
                                                                              2000                2001
                                                                       -------------------  -----------------
Geographical area of Slovak Republic covered
     NMT ..........................................................            79%                  79%
     GSM ..........................................................            81%                  81%
Population of Slovak Republic covered
     NMT ..........................................................            96%                  96%
     GSM ..........................................................            98%                  98%
Number of base stations
     NMT ..........................................................           140                  139
     GSM ..........................................................           529                  607

Revenues

     Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include all revenues we receive on a recurring basis from our mobile telecommunications services and include monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and access fees are the largest source of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, commonly referred to as "calling party pays," except when a customer travels outside the Slovak Republic, in which case the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Globtel for calls by their customers terminating on our network and roaming fees for calls by our mobile customers travelling outside of the Slovak Republic and for visitors using our network in the Slovak Republic. Revenues from interconnection fees from Slovak Telecom and Globtel account for approximately 25% of Mobile services Revenue.

                            EuroTel Bratislava, a.s.

     Mobile equipment revenues include all revenues we receive on a non-recurring basis from our mobile business and include sales of handsets and accessories as well as one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

     As a provider of telecommunications services, our revenues are affected by growth in our customer base, usage of our services and prices charged for each of the services that we offer. Our revenues are also affected by customer mix, with business customers generally having higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases, because many of our new customers will be non-business customers who use their mobile phones less frequently.

     The following table sets forth certain information about our customers as of and for the periods indicated:

                                                                                 As of September 30,
                                                                         ------------------------------------
                                                                                2000               2001
                                                                         -----------------    ---------------
Mobile customers
      NMT Post-paid ..................................................              16,580             14,509
      GSM Post-paid ..................................................             173,606            199,631
      GSM Pre-paid ...................................................             216,435            589,498
                                                                         -----------------    ----------------
      Total ..........................................................             406,621            803,638

Managed data network connections .....................................               6,500              6,841


                                                        Three months ended             Nine months ended
                                                           September 30,                 September 30,
                                                   ------------------------------ ----------------------------
                                                       2000            2001           2000           2001
                                                   -------------  --------------- -------------  -------------
Average monthly revenue per customer
      Post-paid ....................................... Sk1,864          Sk1,947       Sk1,760        Sk1,884
      Pre-paid ........................................   Sk364            Sk295         Sk354          Sk322

Average monthly billable minutes per customer(2)
      Post-paid .......................................     237(1)           278           224(1)         270
      Pre-paid ........................................      54(1)            44            55(1)          49

Average monthly churn rate
      Post-paid .......................................    1.64%            1.48%         2.02%          1.52%
      Pre-paid ........................................    1.14%            2.16%         1.12%          1.77%

---------------------
(1) Restated number. Please refer to the Form 6-K filed with the SEC on February 28, 2001, when making historical comparisons.
(2) We have changed from reporting monthly switched minutes per customer to reporting monthly billable minutes per customer as we believe billable minutes to be of more relevance in analyzing our operating performance.

     We have experienced tariff reductions in our mobile business as a result of increased competition with Globtel, our only competitor in the provision of mobile telecommunications services. Present competition with Globtel is based mainly on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced increasing minutes of use and mobile service revenue as effective tariffs per minute decline.

     Our current interconnection agreements with Slovak Telecom and Globtel will both expire in December 2001 and we are in the process of negotiating their renewal. If we have not renegotiated the renewal of one or both of these interconnection agreements prior to its expiration, the Slovak telecommunications regulator may, if necessary, set the technical and operational terms upon which the networks have to be interconnected as well as may set the methodology for the calculation of prices to be paid under new interconnection agreements. The

                            EuroTel Bratislava, a.s.

regulator may also mediate in our negotiations with Slovak Telecom and Globtel and, if necessary, set the terms upon which each interconnection agreement is to be renewed. We cannot assure you that the terms of renewed interconnection agreements with either Slovak Telecom or Globtel will be the same or as favorable as those in our current interconnection agreements. A reduction in the rates we can charge Slovak Telecom and/or Globtel for calls made by their respective customers and terminating on our network could have a negative effect on our overall revenues from interconnection fees and, as a consequence, on our Mobile service revenues.

Churn

    As previously noted, "Churn" refers to customer disconnections or suspensions of service. Involuntary disconnections or suspensions of service occur when customers fail to pay or we suspect fraudulent use. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 1.4% in the three months ended September 30, 2000, and 2.0% in the three months ended September 30, 2001. The increase in total average monthly churn rate occurred due to the increase in churn of our pre-paid customers. We recognize that managing churn is an important factor in maximizing revenue and cash flow.

     To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contract. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor's rate structures, service offerings and incentive programs.

     A significant cause of churn has been our policy to terminate customers for failure to pay for our services. Under Slovak law, we cannot conduct credit checks through credit bureaus or other third parties. We established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Our inability to check the credit history of potential customers increases the risk of customer default and our rate of churn. We experienced an increasing churn rate of pre-paid customers because these customers are not contractually bound to continue using our services.

Expenses

    Cost of Sales and Services. Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Until December 31, 1999, Slovak Telecom paid for incoming international calls terminating on our network by giving us a discount of up to 35% on our interconnection costs depending on traffic volume and on outgoing international calls originating on our network. As a result of the direct interconnection agreement entered into between us and Globtel on December 23, 1999, neither we nor Globtel pays Slovak Telecom for interconnection to our respective networks. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, service commissions paid to dealers and accessories. These costs are proportional to the number of gross customer additions in each period.

     Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

     o    advertising expenses;

     o    marketing and sales expenses;

     o    wages and employee benefits;

     o    network support and maintenance expenses;

     o    bad debt expense; and

     o other general costs such as rent, building maintenance, professional fees and administrative costs and office supplies.

                            EuroTel Bratislava, a.s.

     We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Under Slovak law, however, we cannot claim the tax benefit of a bad debt write-off until we pursue all available remedies against a delinquent customer. As a result, before we can claim the tax benefit of a write-off, a delinquent customer must either go through a bankruptcy proceeding or we must commence legal proceedings against this customer and obtain a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves until we can record a tax benefit related to a bad debt write-off under Slovak law. Our bad debt expense is lower for pre-paid customers.

     Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and they will continue to increase as we expand our network coverage and capacity.

    Finance Costs. Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is in currencies other than the Slovak Crown.

    Taxes. The corporate tax rate in the Slovak Republic is 29%, effective from January 1, 2000. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation put into effect on January 1, 2000 allows for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount, which cannot be fully utilized. Prior to the new legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

    While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Depreciation of the Slovak Crown in recent years increased the cost in Slovak Crowns of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs.

     We receive some revenues in Euros, U.S. dollars and special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 5.7% and 5.2% of our total revenues in the three months ended September 30, 2000 and 2001, respectively.

                            EuroTel Bratislava, a.s.

Results of Operations

Our major revenue and expense categories for the three months and nine months ended September 30, 2000 and 2001 are set forth in the table below.

                                                         Three Months Ended             Nine Months Ended
                                                           September 30,                  September 30,
                                                    -----------------------------  -----------------------------
                                                        2000            2001           2000            2001
                                                    -------------   -------------  --------------  -------------
                                                                    (in millions of Slovak Crowns)
Mobile service revenues ..........................       1,276.3         1,696.1         3,476.5        4,676.1
Mobile service cost of sales .....................         333.4           453.8           912.1        1,202.2
                                                    -------------   -------------  --------------  -------------
Gross profit from mobile services ................         942.9         1,242.3         2,564.4        3,473.9
Gross margin from mobile services ................          73.9%           73.2%           73.8%          74.3%

Mobile equipment and other sales .................         165.3           260.4           461.2          686.9
Mobile equipment and other cost of sales .........         204.9           451.3           668.1        1,149.9
                                                    -------------   -------------  --------------  -------------
Gross profit / (loss) from mobile equipment ......         (39.6)         (190.9)         (206.9)        (463.0)
Gross margin from mobile equipment sales ........          (24.0)%         (73.3)%         (44.9)%        (67.4)%

Data network service revenues .....................        124.2           115.3           329.1          346.9
Data network service cost of sales ................         41.4            37.1           113.7          111.4
                                                    -------------   -------------  --------------  -------------
Gross profit from managed data network services ...         82.8            78.2           215.4          235.5
Gross margin from managed data network services ...         66.7%           67.8%           65.5%          67.9%

Total revenues ....................................      1,565.8         2,071.8         4,266.8        5,709.9
Cost of sales and services ........................        579.7           942.2         1,693.9        2,463.5
                                                    -------------   -------------  --------------  -------------

Gross profit ......................................        986.1         1,129.6         2,572.9        3,246.4
Gross margin ......................................         63.0%           54.5%           60.3%          56.9%

Selling, general and administration expenses ......        365.1           515.5         1,061.6        1,318.3
Depreciation and amortization .....................        331.8           360.6           978.1        1,088.9
                                                    -------------   -------------  --------------  -------------
Operating income ..................................        289.2           253.5           533.2          839.2

Finance costs .....................................        514.9           290.3         1,510.4          494.8

Tax expense / (benefit) ...........................        (54.2)           (1.0)         (232.2)         145.2
                                                    -------------   -------------  --------------  -------------
Net income / (loss) ...............................       (171.5)          (35.8)         (745.0)         199.2
                                                    =============   =============  ==============  =============


Three and Nine months ended September 30, 2001 Compared to Three and Nine months ended September 30, 2000

    Revenues. Our total revenues increased by Sk506.0 million, or 32.3%, from Sk1,565.8 million in the three months ended September 30, 2000 to Sk2,071.8 million in the three months ended September 30, 2001. For the nine months ended September 30, 2001, total revenues increased by Sk1,443.1 million, or 33.8%, from Sk4,266.8 million in the first nine months of 2000 to Sk5,709.9 million. This increase was primarily attributable to an increase in the number of our mobile customers, particularly in our pre-paid customer base.

    Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk419.8 million, or 32.9%, from Sk1,276.3 million in the three months ended September 30, 2000 to Sk1,696.1 million in the same period of 2001. For the nine months ended September 30, 2001, mobile service revenues increased by Sk1,199.6 million, or 34.5%, to Sk4,676.1 million. This increase reflected a 97.6% increase in the number of our total mobile customers, which grew from 406,621 as of September 30, 2000 to 803,638 as of September 30, 2001. Average monthly revenue per customer decreased by 31.3% from Sk1,104 in the three months ended September 30, 2000 to Sk758 in the three months ended September 30, 2001 and decreased by 28.1% from Sk1,154 in the nine months ended September 30, 2000 to Sk830 in the nine months ended September 30, 2001. This decline was primarily due to the increased number of non-business mobile customers, who typically choose our pre-paid service and generate lower average monthly revenues than business

                            EuroTel Bratislava, a.s.

customers. Our pre-paid customers increased by 373,063 or 172.4% from 216,435 as of September 30, 2000 to 589,498 as of September 30, 2001. Deferred revenue increased by Sk2.3 million, from Sk346.4 million at September 30, 2000 to Sk348.7 million at September 30, 2001. This increase is due to an increase of Sk69.5 million in deferred mobile service revenue due to the increase in the number of customers, offset by a reduction in deferred activation revenue of Sk67.2 million due to pricing promotions throughout 2001 that reduced activation fees paid by new subscribers, and the fact that the growth of our post-paid subscriber base in the nine months ended September 30, 2001 is lower compared to the growth during the initial periods of GSM service.

    Mobile equipment and other sales increased by Sk95.1 million, or 57.5%, from Sk165.3 million in the three months ended September 30, 2000 to Sk260.4 million in the three months ended September 30, 2001. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk114.4 million, to Sk206.8 million, in the three months ended September 30, 2001. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in activation revenue and contract termination penalty revenue of Sk14.0 million and Sk11.4 million respectively. Activation revenue decreased due to pricing promotions throughout 2001 that reduced activation fees paid by new subscribers. Revenue from contract termination penalties declined as higher proportion of churn is represented by low-end, non-business subscribers, where the collectibility of the contract termination penalties is lower than we experienced before. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

    Mobile equipment and other sales increased by Sk225.7 million, or 48.9%, from Sk461.2 million in the nine months ended September 30, 2000 to Sk686.9 million in the nine months ended September 30, 2001. This increase was primarily due to sales of mobile phone handsets and accessories, which increased by Sk272.9 million, to Sk485.8 million, in the nine months ended September 30, 2001. Offsetting the increase in sales of mobile phone handsets and accessories was a decrease in contract termination penalty revenue and activation revenue of Sk44.1 million and Sk27.2 million respectively. Revenue from contract termination penalties declined as higher proportion of churn is represented by low-end, non-business subscribers, where the collectibility of the contract termination penalties is lower than we experienced before. Activation revenue declined due to pricing promotions throughout 2001 that reduced activation fees paid by new subscribers. The remaining change in mobile equipment and other sales is due primarily to an increase in other non-recurring revenues, such as sales of certain value-added services.

     Managed data network service revenues decreased by Sk8.9 million, or 7.2%, from Sk124.2 million in the three months ended September 30, 2000 to Sk115.3 million in the three months ended September 30, 2001. For the nine months ended September 30, 2001, managed data network service revenues increased by Sk17.8 million, or 5.4%, to Sk346.9 million. This revenue increase is attributable to an increase in data network connections, and also a change in the composition of our managed data network service revenues reflecting a shift towards higher-value services. Concurrently, revenue from the sale of managed data network equipment declined by Sk4.1 million, from Sk4.6 million in the three months ended September 30, 2000 to Sk0.5 million in the three months ended September 30, 2001, due to competitive pressures. For the nine months ended September 30, 2001 revenue from the sale of managed data network equipment also declined by Sk5.6 million from Sk7.6 million in the nine months ended September 30, 2000 to Sk2.0 million. The number of total data customer connections increased by 5.2% from 6,500 as of September 30, 2000 to 6,841 as of September 30, 2001.

    Cost of Sales and Services. Cost of sales and services increased by Sk362.5 million, or 62.5%, from Sk579.7 million in the three months ended September 30, 2000 to Sk942.2 million in the three months ended September 30, 2001. As a percentage of total revenues, cost of sales increased from 37.0% in the three months ended September 30, 2000 to 45.5% in the three months ended September 30, 2001. The decline in gross margin results primarily from higher costs of mobile phone handsets sold resulting from accelerating growth of our customer base. For the nine months ended September 30, 2001, costs of sales increased by 45.4%, to Sk2,463.5 million, from Sk1,693.9 million in the nine months ended September 30, 2000. As a percentage of total revenues, cost of sales increased from 39.7% in the nine months ended September 30, 2000 to 43.1% in the nine months ended September 30, 2001.

     Cost of sales and services in our mobile business increased by Sk366.8 million, or 68.1%, from Sk538.3 million in the three months ended September 30, 2000 to Sk905.1 million in the three months ended September 30, 2001. This increase was due to an increase of Sk120.4 million in mobile service costs of sales, due primarily to additional interconnect costs required to connect our growing customer base to other networks, and also due to an increase of Sk246.4 million in costs of sales related to mobile equipment and other sales,

                            EuroTel Bratislava, a.s.

which increased from Sk204.9 million in the three months ended September 30, 2000 to Sk451.3 million in the three months ended September 30, 2001, on mobile equipment and other sales of Sk165.3 million and Sk260.4 million, respectively. For the nine months ended September 30, 2001, cost of sales and services in our mobile business increased by Sk771.9 million, or 48.8%, as compared to the same period last year, to Sk2,352.1 million. This increase reflects an increase of Sk290.1 million in mobile service costs of sales, due primarily to additional interconnect costs required to connect our growing customer base to other networks, and also an increase of Sk481.8 million in costs of sales related to mobile equipment and other sales, which increased from Sk668.1 million in the nine months ended September 30, 2000 to Sk1,149.9 million in the nine months ended September 30, 2001, on mobile equipment and other sales of Sk461.2 million and Sk686.9 million, respectively. Our negative gross margin on sales of mobile phone handsets and accessories was (99.6)% in the three months ended September 30, 2001 and (113.2)% in the nine months ended September 30, 2001, as compared to a negative gross margin of (89.6)% in the three months ended September 30, 2000 and (164.0)% in the nine months ended September 30, 2000. The improvement in margins on sales of mobile phones and accessories in the nine months ended September 30,2001 is due to management's continuing efforts to reduce subsidies on mobile phones sold to new customers. Handset subsidies refer to the mobile telecommunications industry practice of selling mobile phone handsets at a price below our cost, in order to attract customers to our service.

    Cost of sales and services in our managed data network services business decreased by Sk4.3 million, or 10.4%, from Sk41.4 million in the three months ended September 30, 2000 to Sk37.1 million in the three months ended September 30, 2001. For the nine months ended September 30, 2001, cost of sales and services in our managed data network services business decreased by Sk2.3 million, or 2.0%, as compared to the same period last year, to Sk111.4 million. As a percentage of revenues, cost of sales in our managed data network services business decreased from 33.3% in the three months ended September 30, 2000 to 32.2% in the three months ended September 30, 2001 and decreased from 34.5% in the nine months ended September 30, 2000 to 32.1% in the nine months ended September 30, 2001, as we were able to maintain premium pricing on our services despite a general decline in the price of such managed data network services.

    Operating Expenses. Total operating expenses increased by Sk179.2 million, or 25.7%, from Sk696.9 million in the three months ended September 30, 2000 to Sk876.1 million in the three months ended September 30, 2001. Operating expenses increased by Sk367.5 million, or 18.0%, to Sk2,407.2 million, in the nine months ended September 30, 2001. This increase primarily reflected higher levels of rent of buildings, depreciation and amortization expense, advertising, marketing and sales expense and wages and employee benefits.

      Expenses related to rent of buildings increased by Sk71.3 million, or 304.7%, from Sk23.4 million in the three months ended September 30, 2000 to Sk94.7 million in the three months ended September 30, 2001 and by Sk70.9 million, or 90.9%, to Sk148.9 million in the nine months ended September 30, 2001. The increase occurred due to the fact that EuroTel moved into new office space under an operating lease contract. As a result, EuroTel booked exit costs of Sk12.2 million and a provision of Sk43.0 million for surplus leased properties. We expect that the move of corporate offices will result in savings in rent expense in future years.

      Depreciation and amortization expense increased by Sk28.8 million, or 8.7%, from Sk331.8 million in the three months ended September 30, 2000 to Sk360.6 million in the three months ended September 30, 2001 and by Sk110.8 million, or 11.3%, to Sk1,088.9 million in the nine months ended September 30, 2001. This increase reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base.

      Advertising, marketing and sales expense increased by approximately Sk28.7 million, or 31.0%, from Sk92.7 million in the three months ended September 30, 2000 to Sk121.4 million in the three months ended September 30, 2001 and increased by Sk70.7 million, or 27.7%, to Sk326.3 million in the nine months ended September 30, 2001 due largely to the timing of certain promotional activities. We expect advertising, marketing and sales expenses as a percentage of revenue to decrease in the fourth quarter of 2001.

      Wages and employee benefits increased by Sk21.7 million, or 20.1%, from Sk108.0 million in the three months ended September 30, 2000 to Sk129.7 million in the three months ended September 30, 2001 due primarily to annual wage increase and also due to an increase of average number of our employees. For the nine months ended September 30, 2001, wages and employee benefits increased by Sk69.9 million, or 22.2%, to Sk384.4 million also due to higher bonus payments in 2001 reflecting the achievement of specific financial and operational goals.

                            EuroTel Bratislava, a.s.

      Bad debt expense decreased by Sk9.0 million, or 49.7%, from Sk18.1 million in the three months ended September 30, 2000 to Sk9.1 million in the three months ended September 30, 2001. Bad debt expense related to fraud, which is netted against revenues for the relevant period, increased from Sk5.3 million in the three months ended September 30, 2000 to Sk8.9 million in the three months ended September 30, 2001. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 1.5% in the three months ended September 30, 2000 to 0.9% in the three months ended September 30, 2001. For the nine months ended September 30, 2001, bad debt expense decreased by Sk29.4 million, or 52.9%, from Sk55.6 million in the nine months ended September 30, 2000 to Sk26.2 million in the nine months ended September 30, 2001. Bad debt expense related to fraud decreased from Sk52.9 million in the nine months ended September 30, 2000 to Sk29.1 million in the nine months ended September 30, 2001. As a percentage of total revenues, our total bad debt expense, including expense related to fraud, decreased from 2.5% in the nine months ended September 30, 2000 to 1.0% in the nine months ended September 30, 2001. This decline reflects management's ongoing initiatives focused on reducing bad debt expense and lowering churn rates, and also reflects an increasing number of pre-paid customers as a percentage of our total customer base. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written out of our primary books and records until certain statutory collection requirements have been complied with.

      Due to the factors discussed above, operating income decreased from Sk289.2 million in the three months ended September 30, 2000 to Sk253.5 million in the three months ended September 30, 2001 and increased from Sk533.2 million in the nine months ended September 30, 2000 to Sk839.2 million in the nine months ended September 30, 2001.

     Finance Costs. Total finance costs decreased by Sk224.6 million, or 43.6%, from Sk514.9 million in the three months ended September 30, 2000 to Sk290.3 million in the three months ended September 30, 2001. Interest expense on borrowings decreased from Sk318.0 million in the three months ended September 30, 2000 to Sk221.6 million in the three months ended September 30, 2001 as a result of avoided interest expense in 2001 on capitalized shareholder loans. In September 2001 we repurchased Euro10 million of long term notes resulting in one time write-off of deferred finance charges of Sk17.1 million and premium of Sk24.0 million charged to income. Foreign exchange losses decreased from Sk250.9 million in the three months ended September 30, 2000 to Sk81.5 million in the three months ended September 30, 2001 primarily due to elimination of the foreign exchange losses we incurred on U.S. dollar denominated shareholder loans in the three months ended September 30, 2000. The remaining difference is primarily due to an increase in interest income from Sk58.5 million to Sk60.0 million, reflecting the investment of excess borrowings and due to a small change in capitalized interest.

     For the nine months ended September 30, 2001 total finance costs decreased by Sk1,015.6 million, or 67.2%, from Sk1,510.4 million in the nine months ended September 30, 2000 to Sk494.8 million. Interest expense on borrowings decreased from Sk779.1 million in the nine months ended September 30, 2000 to Sk639.8 million in the nine months ended September 30, 2001 as a result of avoided interest expense in 2001 on capitalized shareholder loans. Foreign exchange gains and losses improved from a loss of Sk497.2 million in the nine months ended September 30, 2000 to a gain of Sk35.0 million in the nine months ended September 30, 2001 primarily due to elimination of the foreign exchange losses we incurred on U.S. dollar denominated shareholder loans in the nine months ended September 30, 2000 and an appreciation of Slovak Crown against Euro, in which all our borrowings are denominated. In September 2001 we repurchased Euro10 million of long term notes resulting in one time write-off of deferred finance charges of Sk17.1 million and premium of Sk24.0 million over the face value charged to income. In addition, in the nine months ended September 30, 2000 we incurred a one-time write-off of arrangement and commitment fees of Sk333.6 million, related to a financing repaid in March 2000. The remaining difference is primarily due to an increase in interest income from Sk113.5 million to Sk173.9 million, reflecting the investment of excess borrowings and due to a small change in capitalized interest.

     Taxes. Our tax benefit decreased by Sk53.2 million, or 98.2%, from Sk54.2 million in the three months ended September 30, 2000 to Sk1.0 million in the three months ended September 30, 2001. We reported a loss before tax of Sk36.8 million in the three months ended September 30, 2001 compared to a loss before tax of Sk225.7 million in the three months ended September 30, 2000. For the nine months ended September 30, 2001, our tax charge increased by Sk377.4 million, or 162.5%, from a tax benefit of Sk232.2 million in the nine months ended September 30, 2000 to a tax charge of Sk145.2 million in the nine months ended September 30,

                            EuroTel Bratislava, a.s.

2001. We reported income before tax of Sk344.4 million in the nine months ended September 30, 2001 compared to a loss before tax of Sk977.2 million in the nine months ended September 30, 2000.

     Net Income. As a result of the factors discussed above, we reported a net loss of Sk35.8 million for the three months ended September 30, 2001 and a net income of Sk199.2 million for the nine months ended September 30, 2001, compared to a net loss of Sk171.5 million for the three months ended September 30, 2000 and a net loss of Sk745.0 million for the nine months ended September 30, 2000.

                            EuroTel Bratislava, a.s.

Liquidity and Capital Resources

     The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

     We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs under our current business plan. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore cannot be predicted with certainty.

     The following table sets forth certain information concerning our historical cash flows:

                                                                         Nine months ended September 30,
                                                                    -----------------------------------------
                                                                           2000                  2001
                                                                    --------------------  -------------------
                                                                         (in millions of Slovak Crowns)
Net cash flows
From operating activities ..................................................      958.3              1,172.2
Used in investing activities ...............................................   (2,996.6)              (768.5)
From / (used in) financing activities ......................................    3,511.0               (460.4)

      Net Cash from Operating Activities. Net cash from operating activities was Sk958.3 million in the nine months ended September 30, 2000 and Sk1,172.2 million in the nine months ended September 30, 2001. The increase in cash flow from operating activities in the nine months ended September 30, 2001 resulted from growth in our customer base as well as from timing differences in working capital items. Offsetting the increase in cash flow from operating activities was an increase by Sk280.5 million of interest paid from Sk578.1 million for the nine months ended September 30, 2000 to Sk858.6 million for the nine months ended September 30, 2001.

      Net Cash Used in Investing Activities. Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk419.4 million in the nine months ended September 30, 2000, and Sk1,016.6 million in the nine months ended September 30, 2001. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and fixtures. In the nine months ended September 30, 2001, approximately 70.3% of total capital expenditures were related to our mobile network. The increase in capital expenditures in the nine months ended September 30, 2001 relative to the same period last year is due to the addition of network capacity to serve our growing customer base, and to roll out additional products and services. Net cash used in investing activities in the nine months ended September 30, 2001 included the purchases of Euro-denominated government bonds of Sk3,720.6 million and proceeds of Sk3,968.7 million from Euro-denominated government bonds which matured during the period while in the nine months ended September 30, 2000 the purchases of Euro-denominated government bonds amounted to Sk3,019.3 million and proceeds from Euro-denominated government bonds which matured during the period were Sk442.1 million.

      Net Cash from Financing Activities. We obtain financing from equity investments and notes issued on international bond markets. Net cash from financing activities was Sk3,511.0 million in the nine months ended September 30, 2000, while there was cash outflow of Sk460.4 million from financing activities in the nine months ended September 30, 2001 due to repurchase of Euro10 million of long term notes in September 2001 (see Note 6 of our Financial statements).

      Debt. As of September 30, 2001, our gross debt consisted of Sk7,200.6 million of outstanding long term senior guaranteed notes payable. On March 23, 2000 we issued Euro175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of Euro170.4 million. Euro90.5 million of the net

                            EuroTel Bratislava, a.s.

proceeds of the offering were used to repay existing long term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions, and general corporate purposes. These notes provide, among other things, for (i) an 11.25% interest rate; (ii) restrictions on dividend payments, liens, and future indebtedness; (iii) restrictions on the sale of certain assets or merging with or into other companies, and (iv) restrictions on entering into transactions with affiliates. On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange New Notes for all outstanding Old Notes issued on March 23, 2000. In aggregate, Euro172.2 million of Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. As of September 30, 2001, there were Euro2.8 million of Old Notes outstanding. As of September 30, 2001, we believe we were in compliance with all of our covenants under the Old and the New Notes. During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. For a description of the reclassification, see Note 6 and Note 19 (f) of our Financial statements. In September 2001, EuroTel repurchased Euro10 million of the senior guaranteed long term notes in a series of open-market transactions for a net consideration of Sk460.4 million. In October 2001, EuroTel repurchased further Euro5 million of the senior guaranteed long term notes for a net consideration of Sk226.3 million. As a result, EuroTel's gross debt decreased to Euro165 million and Euro160 million as of September 30, 2001 and October 31, 2001, respectively (see
Note 6 and Note 18 of our Financial statements).

       In February 2001, EuroTel's Board of Directors approved a proposal to convert Sk3,058.9 million of subordinated loans from our shareholders into equity. In March 2001, our shareholders formally approved an increase in ordinary share capital by capitalizing these shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million. This transaction was completed in April 2001.

IAS to U.S. GAAP Reconciliation

         Under U.S. GAAP, we reported net loss before extraordinary items of Sk7.4 million for the three months ended September 30, 2001, and net income before extraordinary items of Sk226.2 million for the nine months ended September 30, 2001, compared to a net loss before extraordinary items of Sk172.1million for the three months ended September 30, 2000 and net loss before extraordinary items of Sk510.0 million for the nine months ended September 30, 2000.

         The most significant adjustments related to the loss on the repurchase of Euro10 million of long term notes from existing liquid funds in September 2001 and to the repayment of the Syndicated and International Finance Corporation loans with the proceeds from the issuance of long term notes in March 2000. Under U.S. GAAP, the loss of Sk29.2 million (net of tax of Sk11.9 million) for the three and nine months ended September 30, 2001 and the loss of Sk236.9 million (net of tax of Sk96.8 million) for the nine months ended September 30, 2000 are reported as an extraordinary items and shown net of tax and after continuing operations.

         Under U.S. GAAP, we reported a net loss after extraordinary items of Sk36.5 million for the three months ended September 30, 2001 and net income after extraordinary items of Sk197.0 million for the nine months ended September 30, 2001, compared to a net loss after extraordinary items of Sk172.1 million for the three months ended September 30, 2000 and net loss after extraordinary items of Sk746.9 million for the nine months ended September 30, 2000.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management's Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to

                            EuroTel Bratislava, a.s.

adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

                            EuroTel Bratislava, a.s.

Part I -     Financial Information

Item 3.      Quantitative and Qualitative Disclosures about Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of September 30, 2001 we had Sk7,201 million and as of December 31, 2000 we had Sk10,758 million in gross debt. During the period, EuroTel reclassified deferred finance charges related to issue of its long term notes. The finance charges are included in the initial measurement of the notes in accordance with IAS 39. For a description of the reclassification, see Note 6 and Note 19 (f) of our Financial statements. Our current investments totaled Sk3,291 million as of September 30, 2001 and Sk3,560 million as of December 31, 2000. The following table represents material changes in our interest rate risk as of December 31, 2000 and September 30, 2001.

                                              As of December 31,                 As of September 30,
                                -------------------------------    --------------------------------
                                    2000              2000             2001                2001
                                -------------     -------------    -------------      -------------
                                             (millions of Slovak Crowns, except %)
Debt                           Carrying Value        Fair Value    Carrying Value        Fair Value
Long term notes
Fixed Rate - Euro..............        7,699             7,353            7,201              7,417
Interest Rate..................        11.25%                 -           11.25%

Shareholder Loans
Fixed rate - U.S. dollars......         3,059             2,215                -                  -
Interest Rate..................        10.47%                 -                -                  -
                                -------------     -------------    -------------      -------------
Total Debt.....................    Sk  10,758         Sk  9,568        Sk  7,201          Sk  7,417
                                =============     =============    =============      =============

The December 31, 2000 and September 30, 2001 fixed-rate Euro-debt consists entirely of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at December 29, 2000 and September 28, 2001, respectively. The senior guaranteed notes will mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year commencing on September 30, 2000.

The December 31, 2000 fair value of the shareholder loans denominated in U.S. dollar is estimated calculating the net present value of the loans based on an estimated curve appropriate for the terms of the loan agreements. On March 22, 2001, the EuroTel's shareholders approved an increase in ordinary share capital by capitalizing shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058.9 million. The process of registering the increase in share capital in the Slovak Republic has been completed in April 2001.

In September 2001, EuroTel repurchased Euro10 million of the long term notes in a series of open-market transactions. In accordance with IAS 39, related liability was derecognized in EuroTel's consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. An amount of Sk29.2 million (net of deferred tax of Sk11.9 million), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk24.0 million and unamortized deferred finance charges related to repurchased notes of Sk17.0 million, was charged to income (see Note 12 of our Financial statements). In October 2001, EuroTel repurchased an additional Euro5 million of the long term notes (see Note 18 of our Financial statements).

As of September 30, 2001, all of our current investments and all our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. For the nine months ended September 30, 2001, we had incurred Sk35.0 million foreign exchange gains as a result of fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at September 30, 2001 would have changed the combined fair value of the facility, current investments and cash and cash equivalents by Sk300 million.

We have considered the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will engage in

                            EuroTel Bratislava, a.s.

hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.

                            EuroTel Bratislava, a.s.

Part II -    Other Information

Item 1.      Legal Proceedings

We are not aware of any material pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of September 30, 2001, the total amount of outstanding claims was Sk182.7 million. We do not expect to recover any material amounts in connection with these claims.

Item 2.       Changes in securities and use of proceeds
None.

Item 3.       Defaults upon senior securities
None.

Item 4.       Submission of matters to vote of security holders
None.

Item 5.       Other information
None.

Item 6.       Exhibits and reports on Form 8-K

(a)     Exhibits
        None.

(b)     Reports on Form 8-K
        None.

                            EuroTel Bratislava, a.s.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        EuroTel Bratislava, a.s.

Date:     November 14, 2001



                                                 By:             /S/ JOZEF BARTA

                                                 -------------------------------
                                                                     Jozef Barta
                                                         Chief Executive Officer

                                                 By:             /S/ IVAN BOSNAK

                                                 -------------------------------
                                                                     Ivan Bosnak
                                                  Acting Chief Financial Officer
                                       37